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Exhibit 12

The McClatchy Company
COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO
(in thousands, except ratio data)

	Year Ended
	December 30, 2012	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008
Fixed Charge Computation
Interest expenses:
Net interest expense	$151,334	$165,434	$177,641	$127,276	$157,385
Plus: Capitalized interest	748	193	101	200	192

Gross interest	152,082	165,627	177,742	127,476	157,577
Interest on unrecognized tax benefits	11,689	5,960	(1,632)	(920)	(9,478)
Amortization of debt discount	(9,821)	(11,092)	(11,327)	(7,442)	(4,911)
Interest component of rent expense	5,666	4,509	5,021	5,501	6,098

Total fixed charges	$159,616	$165,004	$169,804	$124,615	$149,286

Earnings Computation
Income from continuing operations before income taxes	$(21,526)	$62,785	$38,701	$83,561	$22,085
(Earnings) losses of equity investments(1)	(31,935)	(27,762)	(11,752)	(2,130)	14,021
Impairment related charge recorded by equity investee(2)	–	–	2,947	2,022	16,947
Interest on unrecognized tax benefits	(11,689)	(5,960)	1,632	920	9,478
Distributed income of equity investees	38,600	31,625	24,274	1,135	1,740
Add: Fixed charges	159,616	165,004	169,804	124,615	149,286
Less: Capitalized interest	(748)	(193)	(101)	(200)	(192)

Total earnings as adjusted	$132,318	$225,498	$225,505	$209,923	$213,365

Ratio Of Earnings to Fixed Charges	0.83	1.37	1.33	1.68	1.43

  (1)
  The earnings from equity investments in 2012 includes the Company's portion (approximately $7 million) of an impairment related charge that was recoreded by an equity investee.

  (2)
  Reflects the Company's portion of loss related to an impairment and recorded in "Write-down of investments and land held for sale" in the Consolidated Statement of Income.

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  Exhibit 12
The McClatchy Company COMPUTATION OF EARNINGS TO FIXED CHARGES RATIO (in thousands, except ratio data)